SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. )
                    under the Securities Exchange Act of 1934

                           OEC Compression Corporation
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                   670827 10 4
                                 (CUSIP Number)

                       Shareholder Preservation Committee
                               c/o Dennis W. Estis
                               3592 Waverly Circle
                                Destin, FL 32541
                                 (850) 650-5874
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 27, 2000
             (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                            -------------------------

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION

1.    Names of reporting persons:  Dennis W. Estis

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [ ]

3.    SEC use only:
      __________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                                   5,363,821

      8.    Shared Voting Power                                     0

      9.    Sole Dispositive Power                              5,363,821

      10.   Shared Dispositive Power                                0

11.   Aggregate amount beneficially owned by each
      reporting person:                                         5,363,821

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                                          [ ]

13.   Percent of class represented by amount in Row 11:         18.5%

14.   Type of reporting person (see instructions):              IN

                                      1-A

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:                       Robert P. Gregory, Jr.

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [ ]

3.    SEC use only:
      __________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                   0

      8.    Shared Voting Power                 3,037,251

      9.    Sole Dispositive Power              3,037,251

      10.   Shared Dispositive Power            0

11.   Aggregate amount beneficially owned by each
      reporting person:                         3,037,251

12.   Check box if the aggregate amount in Row 11 excludes certain shares
      (see instructions):                       [ ]

13.   Percent of class represented by amount in Row 11:           10.5%

14.   Type of reporting person (see instructions):                IN

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Don  E. Smith

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [ ]

3.    SEC use only:
      __________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             716,559

      8.    Shared Voting Power           0

      9.    Sole Dispositive Power        716,559

      10.   Shared Dispositive Power      0

11.   Aggregate amount beneficially owned by each
      reporting person:                                716,559

12. Check box if the aggregate amount in Row 11 excludes certain shares (see instructions): [ ]

13.   Percent of class represented by amount in Row 11:           2.5%

14.   Type of reporting person (see instructions):                IN

                                      1-C

CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION


1.    Names of reporting persons:  Charles M. Butler III

      IRS Identification Nos. of above persons (entities only):_________________

2.    Check the appropriate box if a Member of a Group (see instructions):

      (a)   [X]

      (b)   [ ]

3.    SEC use only:
      __________________________________________________________________________

4.    Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.    Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power             144,166

      8.    Shared Voting Power                 0

      9.    Sole Dispositive Power        144,166

      10.   Shared Dispositive Power            0

11.   Aggregate amount beneficially owned by each
      reporting person:                              144,166

12. Check box if the aggregate amount in Row 11 excludes certain shares (see instructions): [ ]

13.   Percent of class represented by amount in Row 11:           0.5%

14.   Type of reporting person (see instructions):                IN

                                      1-D

Item 1. Security and Issuer.

The security to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of OEC Compression Corporation, an Oklahoma corporation (the "Company"). The principal offices of the Company are located at 2501 Cedar Springs Road, Suite 600, Dallas, Texas 75201.

Item 2. Identity and Background.

This statement is being filed by the Shareholder Preservation Committee comprised of Dennis W. Estis ("Estis"), Robert P. Gregory, Jr. ("Gregory"), Don
E. Smith ("Smith"), and Charles M. Butler III ("Butler") (collectively referred to as the "Filing Group"). The members of the Filing Group are filing this statement as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except as expressly otherwise set forth in this statement, each member of the Filing Group disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other member of the Filing Group or any other person. Most particularly, this statement is being filed as a result of the granting of various irrevocable proxies to Estis and the entry into various other arrangements, all as set forth in a Shareholders' Agreement described in Item 6 and attached as an exhibit.

The name, residence and business address, present principal occupation or employment, the name, principal place of business and address of any corporation or other organization in which such employment is carried on, and the citizenship of each member of the Filing Group is set forth below:

Dennis W. Estis is a citizen of the U.S. His residence address is 3592 Waverly Circle, Destin FL 32541. His business address is 106 Comanche Trail, West Monroe, LA 71201. He is President of Bayland Industries, LLC, a construction barge company, and is a director of OEC Compression Corporation (2501 Cedar Springs Road, Suite 600, Dallas TX 75201).

Robert P. Gregory, Jr. is a citizen of the U.S. His business address is 7575 San Felipe, Ste. 350 Houston, TX 77063. His residence address is 5777 Indian Circle, Houston, Texas 77057. He is Chairman and CEO of Gregory & Cook, Inc.

Don E. Smith is a citizen of the U.S. His business and residence address is 134 Smith Lane, Columbia, MS 39429. He is a cattle rancher, the President and principal owner of Smith Machine Works, Inc., a Vice President and principal owner of Laird Construction, Inc., and a director of OEC Compression Corporation (2501 Cedar Springs Road, Suite 600, Dallas TX 75201).

Charles M. Butler III is a citizen of the U.S. His residence address is 12673 Rip Van Winkle, Houston, Texas 77024. His business address is 2121 Sage Road, Houston, Texas 77057. He is presently self employed as a financial and regulatory consultant and is a director of OEC Compression Corporation (2501 Cedar Springs Road, Suite 600, Dallas TX 75201).

Each member of the Filing Group affirms that during the last five years, such person (i) has NOT been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has NOT been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Information with respect to each member of the Filing Group is given solely by such member and no member of the Filing Group has responsibility for the accuracy or completeness of the information supplied by another member.

Item 3. Source and Amount of Funds or Other Consideration.

Estis has previously filed a Schedule 13D regarding his acquisition of 5,252,177 shares of Common Stock in exchange for his stock holdings in a company that was merged with the Company effective August 6, 1997. Estis actually acquired 5,252,178 shares in this merger. In January 1998, the Company issued an additional 286,976 shares of Common Stock to Estis in settlement of a liability to Estis which was assumed by the Company in the merger. In February 1999, Estis purchased an aircraft from the Company in exchange for delivering a yard truck and 175,333 shares to the Company, resulting in a current ownership of 5,363,821 Shares. Estis has not made any other sales or purchases.

Gregory acquired approximately 2,887,251 shares of Common Stock in exchange for all stock holdings in a company that was merged with the Company and he purchased an additional approximately 150,000 shares from another shareholder of the Company using personal funds, both of which events occurred over three years ago. Gregory has not made any other sales or purchases. All of Gregory's shares are owned of record by Gregory & Cook, Inc., a Delaware corporation he controls.

Smith acquired his shares of Common Stock in exchange for all stock holdings in a company that became a wholly-owned subsidiary of the Company in 1993 and he exercised an option to acquire an additional 60,000 shares from the Company in 1996, using personal funds. He also holds an option to acquire 10,000 shares at $2.31 per share that was granted in May 1997 and an option to acquire 6,666 shares at $2.188 per share that was granted in June 1998. Smith has sold an aggregate of 222,000 shares in the open market from May 1997 through June 1998. He has not made any other purchases.

Butler acquired his shares of Common Stock with personal funds at various times prior to 1995. He also holds options to acquire 29,166 shares from the Company at various prices ranging from $.5625 to $2.31 per share that were granted in 1996, 1997, and 1998. Butler sold an aggregate of 10,000 shares in the open market in 1997. He has not made any other purchases.

All of the shares of Common Stock presently owned by members of the Filing Group are subject to a Shareholders' Agreement described in Item 6 and attached hereto as an exhibit. The source for capital contributions from each of the members of the Filing Group was working capital or personal funds.

Item 4. Purpose of Transaction.

Since August 1997, Estis has been a director of the Company. He acquired most of his shares of the Company's Common Stock in connection with the Company's August 1997 acquisition of Ouachita Energy Corp., which he founded in 1976. Since August 1997 Estis has held his shares for investment only. As a result of a serious deterioration in the liquidity and price of the Company's Common Stock during 1998, Estis decided to review his investment objectives and inquired whether other significant shareholders were becoming concerned about their investment in the Company. On November 9, 1998 the members of the Filing Group (except Mr. Butler) agreed that Estis should approach the management of the Company with a view to discussing with management specific steps assisting the Company to increase shareholder value. They also agreed to enter into a shareholders' agreement, granting irrevocable proxies to Estis, among other things. Effective December 16, 1998, the Company, Estis and the parties to the original Shareholders' Agreement settled their disputes and Estis was terminated as chief operating officer of the Company. In connection with the settlement, Estis's original 13D filing was amended and the settlement agreement and original shareholders' agreement were described and filed with the Commission. That shareholders' agreement terminated by its terms on December 31, 1999.

Following action by the Board of Directors of the Company to schedule an annual meeting of shareholders for June 13, 2000, on April 19, 2000, Estis approached the other members of the Filing Group, noting the continued decline in the price of the Company's common stock and the limited financial capability of the Company. As a result, the parties to the original shareholders' agreement and Mr. Butler joined in a new Shareholders' Agreement dated April 27, 2000, and formed a group seeking to obtain proxies to vote in favor of an entirely new slate of directors for the Company. The Shareholders' Agreement is described in
Item 6 and attached as an exhibit. The Filing Group also entered a letter agreement among themselves agreeing to contribute to the costs of nominating and electing the persons nominated pro rata in accordance with their respective stock ownership in the Company. That agreement is also described in Item 6 and attached as an exhibit.

On April 27, 2000 the Filing Group delivered a letter to Jack D. Brannon, Secretary of the Company, and Ray C. Davis, the Chairman of the Board and Co-CEO of the Company and member of the Executive and Audit Committees of the Board. This letter set forth the Filing Group's nominees for the election of directors at the annual meeting of shareholders of the Company to be held June 13, 2000, along with information concerning each nominee as required by the Company's Bylaws. That letter and information on the nominees is attached as an exhibit.

Soon after the filing of this statement, the Filing Group anticipates filing a
Schedule 14A with respect to their efforts to nominate directors for election at the annual meeting and to solicit proxies sufficient to obtain election of such nominees to the Company's Board of Directors.

Item 5. Interest in Securities of the Issuer.

(a) At the date of this filing, according to the Company's most recent federal securities filing, the Annual Report on Form 10-K of the Company for the year ended December 31, 1999, there were issued and outstanding 28,986,711 shares of Common Stock of the Company as of March 30, 2000. The number of shares of Common Stock beneficially owned by the members of the Filing Group together is 9,261,797 (including Mr. Butler's options), or 31.9% of the Company's outstanding stock.

   Pursuant to a Shareholders' Agreement, each of the Filing Group members has, among other things, granted to Estis an irrevocable proxy with respect to the voting of shares of their Common Stock with regard to the election and removal of directors at the next meeting. The Shareholders' Agreement is described in Item 6 and attached as an exhibit.

   Each of the members of the Filing Group disclaims beneficial ownership of the shares of the Company's Common Stock reported hereunder as beneficially owned by another member of the Filing Group.

(b)

                                                  SHARED            SOLE          SHARED
                                SOLE VOTING       VOTING         DISPOSITIVE    DISPOSITIVE
            NAME                   POWER           POWER            POWER          POWER
            ----                ------------    ------------    ------------    ------------
Dennis W. Estis ............       5,363,821               0       5,363,821               0
Robert P. Gregory, Jr ......               0       3,037,251       3,037,251               0
Don E. Smith ...............         716,559               0         716,559               0
Charles M. Butler III ......         144,166               0         144,166               0

    All of Estis' shares are owned of record by The Mallard Partnership, LP, a limited partnership controlled by him. All of Gregory's shares are owned of record by Gregory & Cook, Inc., a Delaware corporation he controls.

    Pursuant to a Shareholders' Agreement, each of the Filing Group members have, among other things, granted to Estis an irrevocable proxy with respect to the voting and exercise of voting powers related to shares of their Common Stock. The Shareholders' Agreement is described in Item 6 and attached as an exhibit.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each member of the Filing Group has entered into the Shareholders' Agreement effective April 27, 2000. This agreement covers all of the shares of Common Stock that are the subject of this Schedule 13D, as well as any additional shares the members may acquire in the future (the "Shares"). The agreement grants Estis an irrevocable proxy to vote the Shares for the election and removal of directors at the next annual or special meeting of shareholders. Each member of the group also agreed not to (i) subject their Shares to any voting trust or agreement, (ii) participate in any proxy solicitation other than as approved by Estis, (iii) join any other "group" other than the Filing Group,
(iv) act to influence the management of the Company other than as approved by Estis or (v) assist any other person to take any of such actions. Each member granted Estis a limited power of attorney to execute documents in connection with exercising the powers granted by the Shareholders' Agreement, including making the joint filing of this Schedule 13D. The Shareholders' Agreement terminates either upon written agreement of at least two-thirds of the parties thereto, after the next election of directors, or on April 20, 2001. Shares sold in a bona fide sale are no longer subject to the Shareholders' Agreement.

Each member of the initial Filing Group has entered into an Agreement to Share Expenses effective April 27, 2000. This agreement provides that each party will pay its pro rata portion (based on its percentage of all the parties' stock ownership in the Company) of legal, printing, solicitation and other costs reasonably incurred in connection with the nomination of directors for election to the Board of Directors of the Company and the solicitation of proxies in favor of such nominees. Estis will receive all invoices for expenses, have the invoices reviewed and approved by Robert Gregory, and then invoice and collect the appropriate amounts from the other parties to the agreement.

Item 7.  Material to Be Filed as Exhibits.

1. Shareholders' Agreement dated April 27, 2000, among Dennis W. Estis, Gregory & Cook, Inc., Don E. Smith and Charles M. Butler III (includes agreement concerning joint filing).
2. Agreement to Share Expenses dated April 27, 2000, among Dennis W. Estis, Gregory & Cook, Inc., Don E. Smith and Charles M. Butler III relating to the sharing of costs.
3. Letter to Ray C. Davis and Jack D. Brannon, Secretary, dated April 27, 2000 (with copies to each member of the Board of Directors of the Company) and an appendix concerning information on director nominees.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      April 28, 2000
-----------------------------
Date

/s/ DENNIS W. ESTIS
-----------------------------------
Signature

Dennis W. Estis for himself and on
behalf of each reporting person
-----------------------------------
Name/Title